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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 2549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 1

Acusphere Inc.

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

00511R870

(CUSIP Number)

April 7, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

THIS AMENDED SCHEDULE 13G (THE “AMENDED 13G”) AMENDS AND RESTATES THE SCHEDULE 13G FILED ON APRIL 17, 2006 UNDER THE NAME OF ENDOWMENT CAPITAL GROUP, LLC (THE “PRIOR 13G”) BUT WHICH, IN FACT, WAS INTENDED TO BE A FILING SUBMITTED ON BEHALF MR. PHILIP TIMON.  THIS AMENDED 13G CORRECTS THE PRIOR 13G AND IS INTENDED TO CLARIFY THAT ONLY MR. TIMON IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED THEREIN BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES.  FOR THE AVOIDANCE OF DOUBT, THE SCHEDULE 13G FILED ON APRIL 17, 2006 BY MR. TIMON IS ACCURATE AND CORRECT IN ALL RESPECTS AS OF THE DATE OF SUCH FILING.

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ENDOWMENT CAPITAL GROUP, LLC 77-0621719

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0*

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

0*

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0*

12	TYPE OF REPORTING PERSON

CO

*

Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the “Limited Partnerships”) own in the aggregate 1,624,942 shares of the common stock, $0.01 par value per share (the “Shares”) of Acusphere Inc., a Delaware corporation (the “Company”).  Endowment Capital Group, LLC (“Endowment Capital”) a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships.  Mr. Philip Timon is the sole managing member of Endowment Capital.  As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.  Thus, as of April 7, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 1,624,942 Shares, or approximately 5.6% of the Shares deemed issued and outstanding as of that date.  Mr. Timon’s interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

ITEM 1.	(a).	Name of Issuer: ACUSPHERE INC.

	(b).	Address of Issuer’s Principal Executive Offices:

500 Arsenal Street
Watertown, MA 02472

ITEM 2.	(a)	Name of Person Filing: Endowment Capital Group, LLC.

	(b)	Address of Principal Business Office: 1105 N. Market Street, 15th Floor, Wilmington, DE 19801.

	(c)	Citizenship: Delaware.

	(d).	Title of Class of Securities: Common Stock $0.01 par value per share

	(e).	CUSIP Number: 00511R870

ITEM 3.		If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

ITEM 4.		Ownership.

	(a).	Amount beneficially owned (as of April 7, 2006)		0

	(b).	Percentage of class (as of April 7, 2006):		0

	(c).	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:	0

		(ii)	Shared power to vote or to direct the vote:	0

		(iii)	Sole power to dispose or to direct the disposition of:	0

		(iv)	Shared power to dispose or to direct the disposition of:	0

*

Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the “Limited Partnerships”) own in the aggregate 1,624,942 shares of the common stock, $0.01 par value per share (the “Shares”) of Acusphere Inc., a Delaware corporation (the “Company”).  Endowment Capital Group, LLC (“Endowment Capital”) a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships.  Mr. Philip Timon is the sole managing member of Endowment Capital.  As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.  Thus, as of April 7, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 1,624,942 Shares, or approximately 5.6% of the Shares deemed issued and outstanding as of that date.  Mr. Timon’s interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

ITEM 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

ITEM 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group:

Not Applicable

ITEM 9.	Notice of Dissolution of Group:

Not Applicable

ITEM 10.	Certification:

                     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDOWMENT CAPITAL GROUP, LLC

Date: April 7, 2006	By /S/ Philip Timon, in his capacity as sole managing member of Endowment Capital Group, LLC, the sole general partner of each of Endowment Capital, L.P. and Long Drive, L.P.